February 12, 2015

Re:	Banco Bilbao Vizcaya Argentaria, S.A.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 30, 2014
File No. 1-10110

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D.C. 20549

Dear Ms. Ciboroski:

Thank you for your letter dated January 15, 2015, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”) of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, also referred to in this letter as the “Company” and “we”) and our response letter dated October 24, 2014 to your prior enquiry.

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s January 15, 2015 comment letter in bold text.

In providing these responses, we hereby acknowledge that:

•	BBVA is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BBVA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-537-8073 or fax: 011-34-91-537-6766, or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours, /s/ Ricardo Gómez Barredo
Ricardo Gómez Barredo Global Head of Group Accounting and Information Management

ANNEX A

Form 20-F for Fiscal Year Ended December 31, 2013

Consolidated Financial Statements

General

1.
Please refer to our prior comment 6. We note your response that less than 25% of the group’s consolidated net assets are restricted. Item 9-06 of Regulation S-X requires disclosure of condensed parent only financial information when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets. Given your disclosure on page F-154 that your minimum required bank equity totals EUR 25.9 billion and your consolidated equity totals EUR 44.9 billion, it is unclear how you determined that restricted net assets of your subsidiaries did not exceed 25% of consolidated net assets. Please provide the disclosures previously requested pursuant to Item 12-04 of Regulation S-X or provide additional information as to how you determined this disclosure was not required.

Response:

We acknowledge the Staff’s comment and confirm that we determined that this disclosure was not required for purposes of our 2013 Form 20-F based on the following calculation:

Millions of Euros		As of December 31, 2013
Restricted Net Assets of Consolidated Subsidiaries (*)	A	7,614
Total Equity (as per Consolidated Balance Sheet)	B	44,850
% of Restricted Net Assets	A / B	16.98

(*) Calculated as per Item 9-06 of Regulation S-X. Calculation is based on BBVA’s proportionate share of the net assets of its consolidated subsidiaries (after intercompany eliminations) as of December 31, 2013 which may not to be transferred to BBVA without the consent of a third party. The main restrictions relate to banking subsidiaries of the BBVA Group, mainly in the United States and South America (which account for approximately 90% of the total restricted net assets), and are imposed by regulatory agencies and foreign governments on dividend payments.

We further advise the Staff that we have separately evaluated the test set forth in Item 4-08(e)(3) of Regulation S-X, which refers to the unrestricted assets of consolidated and unconsolidated subsidiaries and the parent´s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together. Under such test, the total percentage of restricted net assets would be approximately 21.78% as of December 31, 2013.

With respect to the information included on page F-154 of our 2013 Form 20-F referred to by the Staff, we further advise to the Staff that such page showed the “minimum equity required” of BBVA Group, considering its consolidated risk-weighted assets, to comply with the relevant Spanish regulation, Circular 3/2008, which regulates the minimum capital base requirements for Spanish banks. The minimum equity shown for the Group in this table is not comparable with the amounts that may not be transferred to the parent company by consolidated subsidiaries without the consent of a third party as shown above.

We supplementally advise the Staff that we are in the process of calculating our consolidated subsidiaries’ restricted net assets in accordance with Item 9-06 of Regulation S-X as of December 31, 2014. If such assets exceed 25% of our consolidated net assets, we will provide the disclosure required by Item 12-04 of Regulation S-X in our Form 20-F for the year ended December 31, 2014.

Note 7 - Risk Management, page F-48

Quantitative Information on Activities in the Real Estate Market in Spain, page F-67

2.
We note your response to prior comment 12 and your disclosure in Appendix VIII. As requested, please revise your disclosures in future filings to provide this information for each main geographic area if possible. Alternatively, please tell us why you believe this information would not be relevant to understanding trends in the credit risk related to your foreign loan portfolios.

Response:

We acknowledge the Staff’s comment and confirm that in future filings we will provide this information for the main geographic areas.

Note 8 – Fair Value of Financial Instruments, page F-95

8.1. Fair Value of Certain Financial Instruments Registered at Fair Value Using Valuation

Criteria, page F-95

3.
We note your response to prior comment 15 and your proposed disclosures outlining the minimum and maximum assumptions for your Level 3 assets and liabilities. In future filings, given the wide range of assumptions for your Level 3 instruments, please either revise to provide a weighted average amount for your assumptions, or provide some other type of disclosure to give the user more information as to the dispersion of the assumptions.

Response:

We acknowledge the Staff’s comment and confirm that we will provide in future filings weighted average amounts for our assumptions, as shown below:

2